UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ANGIE’S LIST, INC.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

034754101
(CUSIP Number)

February 3, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

SCHEDULE 13G

CUSIP No. : 034754101	Page 2 of 11 Pages

1.	Names of Reporting Persons. JAT CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,195,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,195,114
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person: PN, IA

SCHEDULE 13G

CUSIP No. : 034754101	Page 3 of 11 Pages

1.	Names of Reporting Persons. JAT CAPITAL MANAGEMENT, L.L.C
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,195,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,195,114
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No. : 034754101	Page 4 of 11 Pages

1.	Names of Reporting Persons. JAT SELECT MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 945,352
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 945,352
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,352
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.6%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G

CUSIP No. : 034754101	Page 5 of 11 Pages

1.	Names of Reporting Persons. JOHN THALER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,195,114
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,195,114
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Angie’s List, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1030 E. Washington Street, Indianapolis, IN 46202

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   JAT Capital Management, L.P. (“Capital Management”);

ii)  JAT Capital Management, L.L.C (“JAT LLC”);

iii) JAT Select Management, L.L.C.  (“JAT Select LLC”); and

iv) John Thaler (“Mr. Thaler”).

This Statement relates to Shares (as defined herein) held for the account of each of JAT Capital Master Fund, Ltd. (“JAT Capital”), JAT Select Master Fund, Ltd. (“JAT Select”), and JAT Prime Master Fund, Ltd. (“JAT Prime”).

Capital Management serves as the investment manager to JAT Capital.  JAT Select LLC, a wholly-owned subsidiary of Capital Management, serves as the investment manager to JAT Select and JAT Prime.  JAT LLC serves as the general partner of Capital Management.  Mr. Thaler serves as the managing member of JAT LLC and the portfolio manager of each of JAT Capital, JAT Select and JAT Prime.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Capital Management, JAT LLC, JAT Select LLC and Mr. Thaler is One Fawcett Place, Greenwich, CT 06830.

Item 2(c).	Citizenship:

i)   Capital Management is a Delaware limited partnership;

ii)   JAT LLC is a Delaware limited liability company;

iii)  JAT Select LLC is a Delaware limited liability company; and

iv)  Mr. Thaler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share (“Shares”)

Page 7 of 11 Pages

Item 2(e).	CUSIP Number:

034754101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

Each of Capital Management, JAT LLC and Mr. Thaler may be deemed the beneficial owner of 3,195,114 Shares, which amount includes the 2,249,762 Shares held for the account of JAT Capital and, by virtue of Capital Management’s ownership of JAT Select LLC, the 945,352 Shares held for the accounts of JAT Select and JAT Prime.  JAT Select LLC may be deemed the beneficial owner of 945,352 Shares, which amount includes 743,401 Shares held for the account of JAT Select and 201,951 Shares held for the account of JAT Prime.

Item 4(b)	Percent of Class:

Each of Capital Management, JAT LLC and Mr. Thaler may be deemed the beneficial owner of approximately 5.5% of Shares outstanding (inclusive of the Shares outstanding that JAT Select LLC may be deemed the beneficial owner of, which is approximately 1.6% of Shares outstanding). (There were 58,422,542 Shares outstanding as of October 23, 2013, according to the Issuer’s quarterly report on Form 10-Q, filed October 24, 2013).

Item 4(c)	Number of Shares of which such person has:

Capital Management, JAT LLC and Mr. Thaler:

(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	3,195,114
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	3,195,114

JAT Select LLC:

(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	945,352
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	945,352

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.   Certain funds identified in Item 2(a) have the right to receive dividends from, and proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 8 of 11 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAT CAPITAL MANAGEMENT, L.P.

By: JAT CAPITAL MANAGEMENT, L.L.C., its General Partner

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

JAT CAPITAL MANAGEMENT, L.L.C.

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

JAT SELECT MANAGEMENT, L.L.C.

By: JAT CAPITAL MANAGEMENT, L.P., its sole owner

By: JAT CAPITAL MANAGEMENT, L.L.C., its General Partner

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler
John Thaler

 February 7, 2014

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Angie’s List, Inc., dated as of February 7, 2014, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JAT CAPITAL MANAGEMENT, L.P.

By: JAT CAPITAL MANAGEMENT, L.L.C., its General Partner

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

JAT CAPITAL MANAGEMENT, L.L.C.

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

JAT SELECT MANAGEMENT, L.L.C.

By: JAT CAPITAL MANAGEMENT, L.P., its sole owner

By: JAT CAPITAL MANAGEMENT, L.L.C., its General Partner

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler
John Thaler

February 7, 2014